Exhibit 21

Subsidiaries

Name	Jurisdiction

Direct Transfer, LLC	Delaware
QX Interactive, LLC	North Carolina
PrecisionIR Inc.	Virginia
PrecisionIR Webcasting Inc	Virginia
Informed Investors Inc.	Virginia
PIR Government Webcasting, Inc.	California
PrecisionIR Limited	United Kingdom
WILink	United Kingdom
PrecisionIR AB	Sweden